UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ADVENTRX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00764X103

(CUSIP Number)

November 11, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. ☐ Rule 13d-1(b)

b. ☒ Rule 13d-1(c)

c. ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00764X103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cranshire Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,805,300
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,805,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,805,300 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00764X103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,805,300
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,805,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,805,300 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

Item 1.

(a) Name of Issuer

ADVENTRX Pharmaceuticals, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

12390 El Camino Real, Suite 150

San Diego, California 92130

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Cranshire Capital Advisors, LLC, a Delaware limited liability company (“CCA”), and (ii) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin,” together with CCA, the “Reporting Persons”).

CCA serves as the investment manager to each of (i) Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire Capital”), (ii) Cranshire Capital Master Fund, Ltd., a Cayman Islands exempted company (“Cranshire Capital Master Fund”), and (iii) a managed account (the “Managed Account”). In such capacity, CCA exercises voting and investment power over the shares of Common Stock held for the account of each of Cranshire Capital, Cranshire Capital Master Fund and the Managed Account.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.

(d) Title of Class of Securities

Common stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

00764X103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) and (b):

On November 11, 2011, each of the Reporting Persons may be deemed to have beneficial ownership of 1,805,300 shares of Common Stock, which consists of (i) 1,680,300 shares of Common Stock to be issued to Cranshire Capital Master Fund and (ii) 125,000 shares of Common Stock to be issued to the Managed Account, in each case of clauses (i) and (ii) above, pursuant to the underwritten public offering of the Issuer as disclosed on the Form 8-K filed by the Issuer on November 14, 2011 (the “Public Offering”), and all such shares of Common Stock represent beneficial ownership of approximately 6.4% of the Common Stock, based on (1) 26,465,709 shares of Common Stock issued and outstanding on September 30, 2011, as reported in the Form 424B5 Prospectus filed by the Issuer on November 10, 2011, plus (2) 1,680,300 shares of

Common Stock to be issued to Cranshire Capital Master Fund pursuant to the Public Offering, and (3) 125,000 shares of Common Stock to be issued to the Managed Account pursuant to the Public Offering.

The foregoing excludes (I) 840,150 shares of Common Stock issuable upon exercise of a warrant to be issued to Cranshire Capital Master Fund pursuant to the Public Offering (the “Master Fund Warrant”) because the Master Fund Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Master Fund Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock, (II) 62,500 shares of Common Stock issuable upon exercise of a warrant to be issued to the Managed Account pursuant to the Public Offering (the “Managed Account Warrant”) because the Managed Account Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Managed Account Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock, (III) 81,819 shares of Common Stock issuable upon exercise of a warrant held by Cranshire Capital (the “First Cranshire Warrant”) because the First Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the First Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock, (IV) 81,819 shares of Common Stock issuable upon exercise of a second warrant held by Cranshire Capital (the “Second Cranshire Warrant”) because the Second Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Second Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock, (V) 431,445 shares of Common Stock issuable upon exercise of a third warrant held by Cranshire Capital (the “Third Cranshire Warrant”) because the Third Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Third Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.9% of the Common Stock, (VI) 166,164 shares of Common Stock issuable upon exercise of a fourth warrant held by Cranshire Capital (the “Fourth Cranshire Warrant”) because the Fourth Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Fourth Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.9% of the Common Stock, (VII) 9,091 shares of Common Stock issuable upon exercise of a second warrant held by the Managed Account (the “Second Managed Account Warrant”) because the Second Managed Account Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Second Managed Account Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock, (VIII) 9,091 shares of Common Stock issuable upon exercise of a third warrant held by the Managed Account (the “Third Managed Account Warrant”) because the Third Managed Account Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Third Managed Account Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock, and (IX) 22,707 shares of Common Stock issuable upon exercise of a fourth warrant held by the Managed Account (the “Fourth Managed Account Warrant”) because the Fourth Managed Account Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Fourth Managed Account Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.9% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may be deemed to have beneficial ownership of 3,510,086 shares of Common Stock.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 1,805,300.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 1,805,300.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2011

CRANSHIRE CAPITAL ADVISORS, LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Managing Member

/s/ Mitchell P. Kopin
Mitchell P. Kopin

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 21, 2011

CRANSHIRE CAPITAL ADVISORS, LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Managing Member

/s/ Mitchell P. Kopin
Mitchell P. Kopin

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